Exhibit 99.10

Highlights

Following strong growth in 2024 (+1.7%), the Québec economy faced a difficult geopolitical environment in 2025. It has gradually adapted to the new trade situation. Although real GDP growth slowed, it remained slightly positive (+0.7% after 11 months in 2025). Real GDP growth of 0.8% is forecast for 2025.

For the first three quarters of fiscal 2025-2026, own-source revenue increased by 5.7%, due in particular to the resilience of businesses and individuals in the face of economic uncertainty, while portfolio expenditures grew at a more moderate rate of 1.4%, reflecting initiatives taken to ensure sound management of public finances. As at December 31, 2025, the accounting balance shows a surplus of $994 million.

However, the more moderate growth in economic activity expected in the coming months will slow the growth in own-source revenue by the end of the fiscal year. In addition, expenditures are expected to be higher in the last quarter, which is consistent with observations made in previous years. This will accelerate the growth in expenditures by the end of the fiscal year.

As a result, the anticipated accounting deficit1 for 2025-2026 is $7.7 billion (1.2% of GDP). This represents an improvement of $2.2 billion compared with the forecast in the Update on Québec's Economic and Financial Situation - Fall 2025. The improvement is mainly due to the non-utilization of the $2.0-billion contingency reserve, in particular because of the strong performance of own-source revenue.

Revenues are expected to reach $160.5 billion2 in 2025-2026 while expenditures are projected at $168.2 billion.2 Furthermore, the debt burden is expected to stand at 38.8%2 of GDP as at March 31, 2026.

As at March 6, 2026, the financing program was completed for 2025-2026, and $9.3 billion in pre-financing had been carried out.2,3

(1) The deposits of dedicated revenues in the Generations Fund are presented under expenditures for illustrative purposes.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Including $2.3 billion deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $9.9 billion (1.5% of GDP).

____________________________________

1. This is the operating surplus (deficit) as presented in the public accounts.

2. These are the same data as those published in the March 2026 budget.

3. Long-term borrowings contracted between April 1, 2025 and March 6, 2026.

Section 1: Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

After a 1.7% increase in 2024, economic growth in Québec is slowing due to the trade dispute and resulting uncertainty. Real GDP growth by industry was 0.7% after 11 months in 2025, compared to the corresponding period in 2024. Real GDP growth is projected to reach 0.8% for 2025.

Although economic activity in Québec moderated in 2025, inflation, as measured by growth in the Consumer Price Index (CPI), edged up from 2.3% in 2024 to 2.4% in 2025. Despite monthly fluctuations, inflation generally remained within the Bank of Canada's target range of 1% to 3%.

▪ In January 2026, the CPI posted an annual change of 3.0% in Québec, driven in particular by a significant rise in the Shelter component.

The Bank of Canada has kept its policy rate unchanged at 2.25% since its announcement on October 29, 2025. This is its lowest policy rate since July 2022.

In Québec, growth in nominal GDP is slowing but remains robust. After a gain of 5.9% in 2024, an increase of 4.9% was observed in the first three quarters of 2025 compared to the corresponding period in 2024 (4.5% forecast for 2025).

Amid ongoing trade uncertainty, Québec's labour market remained resilient in 2025. The unemployment rate in Québec rose slightly, from an average of 5.3% in 2024 to an average of 5.6% in 2025. For the first two months of 2026, the average stood at 5.5% (6.6% in Canada).

▪ Despite this increase in 2025, Québec's unemployment rate remained below the Canadian average (6.8% in 2025). The employment rate for people aged 15 to 64 averaged 77.4% in Québec in 2025, the highest in the country (74.2% in Canada).

For 2025, compared with 2024, wages and salaries grew by 4.4% in Québec (+6.0% in 2024).

Household consumption posted growth of 4.7% in nominal terms during the first three quarters of 2025 compared to the corresponding period in 2024 (4.0% forecast in 2025 compared to 5.1% recorded in 2024).

On the business side, despite the climate of continued uncertainty, the net operating surplus of corporations rose by 5.3% during the first three quarters of 2025 compared to the same period in 2024 (5.7% forecast in 2025 compared to 3.1% recorded in 2024).

Note: The chart on the left shows the data from the economic accounts published on December 19, 2025 by the Institut de la statistique du Québec.

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Section 1: Recent Developments and Budgetary Outlook in Brief

Summary of results and budgetary outlook for 2025-2026

► Results as at December 31, 2025

For the first nine months of 2025-2026, the accounting surplus stood at $994 million. This is a $3.3-billion improvement compared to the same period last year.

This surplus is explained by the following factors:

  revenues of $118.5 billion, up 4.3% compared to the same period last year, this increase being largely attributable to growth in wages and salaries and the net operating surplus of corporations. The favourable change in revenues reflects the resilience shown by businesses and individuals since the start of the trade dispute with the United States;

  expenditures of $117.5 billion, up 1.4% compared to the same period last year. This growth is largely attributable to portfolio expenditures (1.4%), particularly in the Santé et Services sociaux, Famille, as well as Transports et Mobilité durable portfolios.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after deposits of dedicated revenues of $1.8 billion in the Generations Fund, stands at $779 million.

Summary of results as at December 31, 2025 and budgetary outlook for 2025‑2026
(unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue	91 133	96 335	5 202	5.7	127 541	1.6	2 411	129 952	3.5
Federal transfers	22 428	22 165	−263	−1.2	31 194	2.3	−617	30 577	0.3
Total revenue	113 561	118 500	4 939	4.3	158 735	1.7	1 794	160 529	2.8
Portfolio expenditures	−108 418	−109 933	−1 515	1.4	−156 435	3.4	−1 594	−158 029	4.5
Debt service	−7 447	−7 573	−126	1.7	−10 198	2.3	43	−10 155	1.9
Total expenditure	−115 865	−117 506	−1 641	1.4	−166 633	3.3	−1 551	−168 184	4.3
Contingency reserve	-	-	-	-	−2 000	-	2 000	-	-
ACCOUNTING SURPLUS (DEFICIT)(2)	−2 304	994	3 298	-	−9 898	-	2 243	−7 655	-
Deposits of dedicated revenues in the Generations Fund	−1 795	−1 773	22	-	−2 461	-	172	−2 289	-
BUDGETARY BALANCE(3)	−4 099	−779	3 320	-	−12 359	-	2 415	−9 944	-

(1) These forecasts correspond to those published in the March 2026 budget.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act.

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Section 1: Recent Developments and Budgetary Outlook in Brief

► Budgetary outlook for 2025-2026

The accounting deficit forecast for 2025-2026 is adjusted downward by $2.2 billion from the forecast in the Update on Québec's Economic and Financial Situation - Fall 2025 and now stands at $7.7 billion. This improvement is mainly due to the non-utilization of the $2.0 billion contingency reserve.

  As a result of sound expenditure management and higher-than-expected tax revenue, Québec's budgetary position is better than what was forecast in the Update on Québec's Economic and Financial Situation - Fall 2025.

Revenues are adjusted upward by $1.8 billion from the Update on Québec's Economic and Financial Situation - Fall 2025. As a result, they stand at $160.5 billion, with annual growth of 2.8%.

  Own-source revenue is adjusted upward by $2.4 billion due to the 0.5-percentage-point upward adjustment of nominal GDP growth in 2025 and the increase in capital gains realized by individuals and corporations in connection with strong financial market performance in 2025.

  Federal transfers are adjusted downward by $617 million. Among other factors, this decrease is due to the upward adjustment of the value of the Québec special abatement, which reduces Québec's cash transfers,4 as well as the pace of implementation for infrastructure projects that receive federal funding.5

Expenditures are adjusted upward by $1.6 billion from the Update on Québec's Economic and Financial Situation - Fall 2025. As a result, they stand at $168.2 billion, with annual growth of 4.3%.

  Portfolio expenditures are adjusted upward by $1.6 billion. This increase is mainly due to $1.7 billion in advance payments for public transit infrastructure projects.

  Debt service is adjusted downward by $43 million, due in particular to an increase in investment income.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after deposits of dedicated revenues of $2.3 billion in the Generations Fund, stands at $9.9 billion.

► Additional information

The net debt burden is expected to stand at 38.8% of GDP as at March 31, 2026, the same level as that presented in the March 2026 budget.
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4. The value of the Québec special abatement is shown as a deduction of federal transfers.

5. Adjustments to federal transfer revenue based on the pace of infrastructure projects that receive federal funding have no impact on the budgetary balance, since an offsetting entry is recorded under expenditures.

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Own-source revenue

► Results as at December 31, 2025

As at December 31, that is, for the first nine months of 2025-2026, own-source revenue stood at $96.3 billion. This represents an increase of $5.2 billion (5.7%) compared with the same period last year.

Tax revenue rose by $5.2 billion (7.2%) to $78.0 billion due, in particular, to increases of:

  $2.9 billion (8.6%) in personal income tax, attributable in part to wages and salaries, which grew by 4.4% in 2025, an increase in instalment payments related to 2025 tax returns, and the impact of 2025's financial market performance on capital gains realized by taxpayers;

  $252 million (3.7%) in contributions for health services, attributable mainly to wages and salaries, which grew by 4.4% in 2025;

  $857 million (9.8%) in corporate tax revenue, linked to a 5.3% rise in the net operating surplus of corporations during the first three quarters of 2025 and an increase in corporate instalment payments;

  $38 million (4.3%) in school property tax, due to changes in local needs funding, which takes into account the anticipated growth in the number of students and the increase in the cost of goods and services financed by school property tax;|

  $1.2 billion (5.2%) in consumption taxes, attributable mainly to growth of 4.7% in household consumption for the first three quarters of 2025.
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Section 2: Detailed Results and Budgetary Outlook

Other own-source revenue increased by $211 million (1.4%) to $15.4 billion, due to:

  a $140-million decrease (−3.3%) in duties, permits and royalties, stemming, in particular, from lower revenues from the auction of GHG emission allowances, partially offset by higher revenues from mining resources a $351-million (3.2%) increase in miscellaneous revenue, attributable, in particular, to higher revenues from services rendered, including health care facility accommodation fees, drug insurance premiums and tuition fees.

Revenue from government enterprises decreased by $242 million (−7.7%) to $2.9 billion.

  This change is largely attributable to the decrease in earnings from Hydro-Québec, mainly due to low runoff.

  This decrease is partially offset by an increase in Investissement Québec's earnings, due, in particular, to higher stock market prices.
Own-source revenue
(unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Income and property taxes
− Personal income tax	34 157	37 093	2 936	8.6	47 838	4.7	1 165	49 003	7.3
− Contributions for health services	6 737	6 989	252	3.7	9 082	2.6	93	9 175	3.6
− Corporate taxes	8 720	9 577	857	9.8	13 552	1.6	550	14 102	5.7
− School property tax	894	932	38	4.3	1 255	4.9	-	1 255	4.9
Consumption taxes	22 261	23 411	1 150	5.2	28 821	1.6	543	29 364	3.5
Tax revenue	72 769	78 002	5 233	7.2	100 548	3.2	2 351	102 899	5.6
Duties, permits and royalties	4 219	4 079	−140	−3.3	6 040	−2.4	271	6 311	1.9
Miscellaneous revenue	11 005	11 356	351	3.2	15 511	−4.6	−116	15 395	−5.3
Other own-source revenue	15 224	15 435	211	1.4	21 551	−4.0	155	21 706	−3.3
Total own-source revenue excluding revenue from government enterprises	87 993	93 437	5 444	6.2	122 099	1.8	2 506	124 605	3.9
Revenue from government enterprises	3 140	2 898	−242	−7.7	5 442	−4.3	−95	5 347	−6.0
TOTAL	91 133	96 335	5 202	5.7	127 541	1.6	2 411	129 952	3.5

(1) These forecasts correspond to those published in the March 2026 budget.

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2025-2026

Own-source revenue is expected to reach $130.0 billion in 2025-2026 (annual growth of 3.5%). This represents an upward adjustment of $2.4 billion compared to the forecast in the Update on Québec's Economic and Financial Situation - Fall 2025.

Tax revenue is adjusted upward by $2.4 billion in 2025-2026. This adjustment is mainly due to:

  the $1.2-billion upward adjustment in personal income tax, attributable to the 0.8-percentage-point upward adjustment of wage and salary growth in 2025 and the favourable impact of the 2025 financial market performance on capital gains realized by taxpayers;

  the $93-million upward adjustment in contributions for health services, attributable to the 0.8-percentage-point upward adjustment of wage and salary growth in 2025;

  the $550-million upward adjustment in corporate taxes, attributable to higher-than-expected revenues due to the 3.5-percentage-point upward adjustment of the growth in the net operating surplus of corporations in 2025 and an increase in receipts from the finance industry, supported by banks' increased net profits in 2025;

  the $543-million upward adjustment in consumption taxes, attributable to higher-than-expected cash inflows, even though household consumption growth for 2025 is adjusted downward by 1.3 percentage points.

Other own-source revenue is adjusted upward by $155 million in 2025-2026. This adjustment is mainly due to :

  the $271-million increase in duties, permits and royalties, attributable to the upward adjustment of mining resource revenue, reflecting the strong performance of gold mining companies supported by historically high prices;

  the $116-million reduction in miscellaneous revenue, attributable, in particular, to lower investment income from the Generations Fund.

  Revenue from government enterprises is adjusted downward by $95 million, largely attributable to the decrease in revenue from Hydro-Québec, mainly due to low runoff.
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Section 2: Detailed Results and Budgetary Outlook

Composition of own-source revenue excluding revenue from government enterprises

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is, personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

  Changes in own-source revenue generally reflect changes in economic activity in Québec and modifications in the tax system.

Own-source revenue excluding revenue from government enterprises also includes other sources of revenue:

  duties, permits and royalties, in particular revenue from the carbon market;

  miscellaneous revenue, such as investment revenue, services rendered, as well as fines, penalties and recoveries.

Composition of revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

  Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Note: Totals may not add due to rounding.

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Revenue
Federal transfers

► Results as at December 31, 2025

As at December 31, that is, for the first nine months of 2025-2026, federal transfers totalled $22.2 billion. This represents a decrease of $263 million (−1.2%) compared to the same period last year. This change is largely explained by the non-recurrence of the reimbursement of Québec's costs related to refugee protection claimants, announced by the federal government in June 2024.

Federal transfers
(unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Equalization	9 987	10 175	188	1.9	13 567	1.9	-	13 567	1.9
Health transfers	6 301	6 542	241	3.8	8 793	4.3	−108	8 685	3.0
Transfers for post-secondary education and other social programs	992	994	2	0.2	1 370	1.5	−55	1 315	−2.6
Other programs	5 148	4 454	−694	−13.5	7 464	0.9	−454	7 010	−5.3
TOTAL	22 428	22 165	−263	−1.2	31 194	2.3	−617	30 577	0.3

(1) These forecasts correspond to those published in the March 2026 budget.

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2025-2026

Federal transfers total $30.6 billion (annual change of 0.3%) in 2025-2026. This represents a downward adjustment of $617 million compared to the forecast in the Update on Québec's Economic and Financial Situation - Fall 2025 due to, among other factors, the upward adjustment of the value of the Québec special abatement, which reduces Québec's cash transfers,6 as well as the pace of implementation for infrastructure projects that receive federal funding.7

Composition of federal transfers

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

  the equalization program;

  the Canada Health Transfer (CHT);

  the Canada Social Transfer (CST);

  other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Note: Totals may not add due to rounding.

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6. The value of the Québec special abatement is shown as a deduction of federal transfers.

7. Adjustments to federal transfer revenue based on the pace of infrastructure projects that receive federal funding have no impact on the budgetary balance, since an offsetting entry is recorded under expenditures.

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Section 2: Detailed Results and Budgetary Outlook

Expenditure

Portfolio expenditures and debt service

► Results as at December 31, 2025

As at December 31, for the first nine months of 2025-2026, expenditures totalled $117.5 billion. This represents an increase of $1.6 billion (1.4%) compared with the same period last year.

Portfolio expenditures rose by $1.5 billion (1.4%) to $109.9 billion. The growth observed as at December 31 is explained by the expected change in costs related to the delivery of public services, but also by the following factors:

  expenditures of the Santé et Services sociaux portfolio increased by $834 million (1.8%) to $48.5 billion. This increase is attributable, in particular, to changes in compensation and expenditures related to drugs;

  expenditures of the Éducation portfolio increased by $94 million (0.6%) to $16.8 billion. This increase stems, in particular, from changes in the remuneration of staff at school service centres and school boards, resulting from an increase in teaching staff in response to the increase in the number of students, and from salary indexations;

  expenditures of the Enseignement supérieur portfolio increased by $163 million (2.0%) to $8.2 billion. This increase is due, in particular, to changes in the remuneration of the staff of higher education institutions;

  expenditures of the Famille portfolio increased by $631 million (9.5%) to $7.3 billion. This increase is mainly due to lower expenditures in 2024-2025 as a result of advance payments in 2023-2024 to fund subsidized educational childcare services and to the creation of new subsidized daycare spaces;

  expenditures of the Transports et Mobilité durable portfolio increased by $513 million (10.8%) to $5.3 billion. This increase stems, in particular, from higher subsidies granted for public transit infrastructure projects;
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Section 2: Detailed Results and Budgetary Outlook

  expenditures of the Emploi et Solidarité sociale portfolio increased by $39 million (0.9%) to $4.3 billion. This increase is due, in particular, to the higher expenditures of the Labour Market Development Fund;

  expenditures of the Affaires municipales et Habitation portfolio increased by $45 million (1.5%) to $3.0 billion. This change is due, among other things, to higher subsidies for affordable housing;

  expenditures of the Économie, Innovation et Énergie portfolio decreased by $317 million (−10.2%) to $2.8 billion. This decrease is mainly attributable to lower permanent declines in value and provisions for losses of the Economic Development Fund compared with 2024-2025;

  expenditures of the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio decreased by $477 million (−31.9%) to $1,0 billion. This change is explained, in particular, by the lower subsidies of the Roulez vert program due to lower sales of new electric vehicles and the gradual reduction in the financial assistance provided by the program;

  expenditures of other portfolios decreased by $10 million (−0.1%) to $12.8 billion.

Debt service expenditures increased by $126 million (1.7%) to $7.6 billion. This increase stems mainly from a decrease in investment revenue, in particular due to the drop in short-term interest rates in 2025-2026.

Expenditure
(unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Santé et Services sociaux	47 647	48 481	834	1.8	65 799	2.5	192	65 991	2.7
Éducation	16 753	16 847	94	0.6	23 384	0.1	123	23 516	0.7
Enseignement supérieur	8 003	8 166	163	2.0	11 280	−0.9	55	11 335	−0.4
Famille	6 632	7 263	631	9.5	9 746	8.1	−5	9 741	8.1
Transports et Mobilité durable	4 740	5 253	513	10.8	7 508	−2.3	1 754	9 262	20.5
Emploi et Solidarité sociale	4 293	4 332	39	0.9	5 845	2.4	−42	5 803	1.7
Affaires municipales et Habitation	2 908	2 953	45	1.5	5 730	16.6	28	5 758	15.0
Économie, Innovation et Énergie	3 097	2 780	−317	−10.2	4 451	−5.5	416	4 867	2.1
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1 496	1 019	−477	−31.9	2 005	−8.1	−16	1 989	−8.8
Other portfolios	12 849	12 839	−10	−0.1	20 687	13.9	−920	19 767	10.0
Portfolio expenditures	108 418	109 933	1 515	1.4	156 435	3.4	1 594	158 029	4.5
Debt service	7 447	7 573	126	1.7	10 198	2.3	−43	10 155	1.9
TOTAL	115 865	117 506	1 641	1.4	166 633	3.3	1 551	168 184	4.3

(1) These forecasts correspond to those published in the March 2026 budget.

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2025-2026

Expenditures are expected to stand at $168.2 billion in 2025-2026 (annual growth of 4.3%). This represents an upward adjustment of $1.6 billion compared to the forecast in the Update on Québec's Economic and Financial Situation - Fall 2025.

  Portfolio expenditures are adjusted upward by $1.6 billion to $158.1 billion (annual growth of 4.5%). This adjustment is due primarily to advance payments of $1.7 billion for public transit infrastructure projects.

  Debt service is adjusted downward by $43 million, to $10.2 billion (annual growth of 1.9%). This change stems mainly from higher than expected investment revenue.
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Section 2: Detailed Results and Budgetary Outlook

Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

  Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

  program expenditures;

  expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

  tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2025 2026, there are 25 ministerial portfolios. For the first nine months, the three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for 67% of portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

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Debt

As at March 31, 2026, net debt is expected to stand at $250.3 billion, or 38.8% of GDP. Compared to the Update on Québec's Economic and Financial Situation - Fall 2025, this represents a downward adjustment of the net debt of 0.9 percentage points, due in particular to the lower-than-expected accounting deficit

Net debt as at March 31, 2026
(millions of dollars, unless otherwise indicated)
	Fall 2025 update	Adjustment	New estimate(1)
NET DEBT, BEGINNING OF YEAR	236 163	-	236 163
% OF GDP	38.3	-	38.3
Accounting deficit (surplus)	9 898	−2 243	7 655
Capital investments	8 799	−694	8 105
Accounting adjustment	−349	−1 285	−1 634
Total change	18 348	−4 222	14 126
NET DEBT, END OF YEAR	254 511	−4 222	250 289
% OF GDP	39.7	−0.9	38.8

(1) These forecasts correspond to those published in the March 2026 budget.

As at March 31, 2025, Québec's net debt burden stood at 38.3% of GDP, compared with the provincial average of 28.9%.8

(1)   GDP weighted average.
(2)   GDP weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.
Sources: Governments’ public accounts and Statistics Canada.

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8. Provincial average as at March 31, 2024 was 28.6%.

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Section 3: Additional Information

Net financial surpluses or requirements

For the period April to December 2025, net financial requirements amount to $16.2 billion and are attributable to:

  the $994-million accounting surplus resulting from the difference between government revenue and expenditure;

  the $863-million financial requirements for investments, loans and advances, stemming in particular from an increase in the consolidation value of government enterprises;9 the $4.9-billion financial requirements related to government capital assets, mainly due to investments of $9.3 billion, notably for the refurbishment and construction of schools and healthcare facilities. These investments are partially offset by amortization expenses of $4.4 billion;9 the $2.9-billion financial requirements related to the liability for retirement plans and other future benefits, resulting from the payment of government employee benefits of $5.6 billion, offset by the net cost of the plans of $3.2 billion;9 the $6.8-billion financial requirements from other accounts,10 that stem in particular from disbursements relating to expenses recorded at the end of 2024-2025;

  the $1.8-billion financial requirements generated by deposits in the Generations Fund.
Net financial surpluses or requirements
(unaudited data, millions of dollars)
April to December
	2024-2025	2025-2026
ACCOUNTING SURPLUS (DEFICIT)	−2 304	994
Non-budgetary transactions
Investments, loans and advances	−2 780	−863
Capital investments	−6 940	−4 861
Retirement plans and other employee future benefits	−2 190	−2 905
Other accounts(1)	−3 036	−6 825
Deposits in the Generations Fund	−1 795	−1 773
Total non-budgetary transactions	−16 741	−17 227
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−19 045	−16 233

(1) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular  according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the  month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

______________________________________

9. These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

10. The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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Situation - Third Quarter of 2025-2026	Page 17 | 24

Section 3: Additional Information

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

  Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

  This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

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Situation - Third Quarter of 2025-2026	Page 18 | 24

Section 3: Additional Information

Financing program and borrowings

The financing program consists of long-term borrowings contracted during the fiscal year. Among other things, the program is used to repay maturing borrowings and meet net financial requirements. The latter mainly comprise the budgetary deficit as well as the government's capital investments.

As presented in the March 2026 budget, the 2025-2026 financing program stands at $32.1 billion. As at March 6, 2026, the latter was completed for 2025-2026, and $9.3 billion in pre-financing had been carried out.11

  Conventional bonds in Canadian dollars were the main debt instrument used.

  Borrowings on foreign markets accounted for 47% of borrowings issued in 2025-2026.
Summary of long-term borrowings contracted in 2025-2026(1)
Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	15 186	47.4
Floating-rate notes	1 500	4.7
Savings products issued by Épargne Placements Québec	164	0.5
Immigrant investors(2)	4	-
Subtotal	16 854	52.6
OTHER CURRENCIES
U.S. dollar	8 972	28.0
Euro	4 669	14.6
Australian dollar	798	2.5
Swiss franc	765	2.4
Subtotal	15 205	47.4
TOTAL	32 058	100.0

Notes: Long-term borrowings issued between April 1, 2025 and March 6, 2026.
Totals may not add due to rounding.

(1) An updated list of new borrowings for the 2025-2026 fiscal year is available.

(2) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2025-2026
Currencies	$million
CANADIAN DOLLAR
Conventional bonds	8 352
Other	538
Subtotal	8 890
OTHER CURRENCIES
U.S dollar	4 396
Euro	4 123
Others	-
Subtotal	8 520
TOTAL	17 410

Note: Long-term borrowing repayments from April 1, 2025 to December 31, 2025.

____________________________________
11. Long-term borrowings contracted between April 1, 2025 and March 6, 2026.

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Situation - Third Quarter of 2025-2026	Page 19 | 24

Appendix

Appendix 1: Results and budgetary outlook for 2025-2026

Results and budgetary outlook for 2025-2026 - Budgetary balance
(level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to December		Forecast for fiscal 2025-2026
			March 2025 budget		Fall 2025 update			New estimate(1)			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Revenue
Own-source revenue	96 335	5.7	125 732	1.0	1 809	127 541	1.6	2 411	129 952	3.5	4 220
Federal transfers	22 165	−1.2	30 610	−0.1	584	31 194	2.3	−617	30 577	0.3	−33
Subtotal - Revenue	118 500	4.3	156 342	0.7	2 393	158 735	1.7	1 794	160 529	2.8	4 187
Expenditure
Portfolio expenditures	−109 933	1.4	−156 102	1.8	−333	−156 435	3.4	−1 594	−158 029	4.5	−1 927
Debt service	−7 573	1.7	−9 670	−1.9	−528	−10 198	2.3	43	−10 155	1.9	−485
Subtotal - Expenditure	−117 506	1.4	−165 772	1.5	−861	−166 633	3.3	−1 551	−168 184	4.3	−2 412
Contingency reserve	-	-	−2 000	-	-	−2 000	-	2 000	-	-	2 000
ACCOUNTING SURPLUS (DEFICIT)(2)	994	-	−11 430	-	1 532	−9 898	-	2 243	−7 655	-	3 775
Deposits of dedicated revenues in the Generations Fund	−1 773	-	−2 177	-	−284	−2 461	-	172	−2 289	-	−112
BUDGETARY BALANCE(3)	−779	-	−13 607	-	1 248	−12 359	-	2 415	−9 944	-	3 663

(1) These forecasts correspond to those published in the March 2026 budget.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act.

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Situation - Third Quarter of 2025-2026	Page 20 | 24

Appendix

Appendix 1: Results and budgetary outlook for 2025-2026 (cont.)

Results and budgetary outlook for 2025-2026 – Revenue
(level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to December		Forecast for fiscal 2025-2026
			March 2025 budget		Fall 2025 update			New estimate(1)			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue
Income and property taxes
− Personal income tax	37 093	8.6	46 944	3.3	894	47 838	4.7	1 165	49 003	7.3	2 059
− Contributions for health services	6 989	3.7	9 242	3.2	−160	9 082	2.6	93	9 175	3.6	−67
− Corporate taxes	9 577	9.8	12 491	−3.8	1 061	13 552	1.6	550	14 102	5.7	1 611
− School property tax	932	4.3	1 346	14.1	−91	1 255	4.9	—	1 255	4.9	−91
Consumption taxes	23 411	5.2	28 922	3.4	−101	28 821	1.6	543	29 364	3.5	442
Subtotal – Tax revenue	78 002	7.2	98 945	2.5	1 603	100 548	3.2	2 351	102 899	5.6	3 954
Duties, permits and royalties	4 079	−3.3	6 220	5.1	−180	6 040	−2.4	271	6 311	1.9	91
Miscellaneous revenue	11 356	3.2	15 299	−8.2	212	15 511	−4.6	−116	15 395	−5.3	96
Subtotal – Other own-source revenue	15 435	1.4	21 519	−4.7	32	21 551	−4.0	155	21 706	−3.3	187
Total own-source revenue excluding revenue from government enterprises	93 437	6.2	120 464	1.1	1 635	122 099	1.8	2 506	124 605	3.9	4 141
Revenue from government enterprises	2 898	−7.7	5 268	−2.6	174	5 442	−4.3	−95	5 347	−6.0	79
Total own-source revenue	96 335	5.7	125 732	1.0	1 809	127 541	1.6	2 411	129 952	3.5	4 220
Federal transfers
Equalization	10 175	1.9	13 567	1.9	—	13 567	1.9	—	13 567	1.9	—
Health transfers	6 542	3.8	8 942	6.1	−149	8 793	4.3	−108	8 685	3.0	−257
Transfers for post-secondary education and other social programs	994	0.2	1 330	−1.5	40	1 370	1.5	−55	1 315	−2.6	−15
Other programs	4 454	−13.5	6 771	−10.3	693	7 464	0.9	−454	7 010	−5.3	239
Subtotal – Federal transfers	22 165	−1.2	30 610	−0.1	584	31 194	2.3	−617	30 577	0.3	−33
TOTAL REVENUE	118 500	4.3	156 342	0.7	2 393	158 735	1.7	1 794	160 529	2.8	4 187

(1)   These forecasts correspond to those published in the March 2026 budget.

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Situation - Third Quarter of 2025-2026	Page 21 | 24

Appendix

Appendix 1: Results and budgetary outlook for 2025-2026 (cont.)

Results and budgetary outlook for 2025-2026 - Expenditure
(level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to December		Forecast for fiscal 2025-2026
			March 2025 budget		Fall 2025 update			New estimate(1)			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Portfolio expenditures
Santé et Services sociaux	48 481	1.8	65 527	3.0	272	65 799	2.5	192	65 991	2.7	464
Éducation	16 847	0.6	23 517	2.2	−133	23 384	0.1	132	23 516	0.7	−1
Enseignement supérieur	8 166	2.0	11 311	2.1	−31	11 280	−0.9	55	11 335	−0.4	24
Famille	7 263	9.5	9 308	7.2	438	9 746	8.1	−5	9 741	8.1	433
Transports et Mobilité durable	5 253	10.8	7 308	−3.5	200	7 508	−2.3	1 754	9 262	20.5	1 954
Emploi et Solidarité sociale	4 332	0.9	5 804	0.1	41	5 845	2.4	−42	5 803	1.7	−1
Affaires municipales et Habitation	2 953	1.5	5 623	9.3	107	5 730	16.6	28	5 758	15.0	135
Économie, Innovation et Énergie	2 780	−10.2	4 521	−6.9	−70	4 451	−5.5	416	4 867	2.1	346
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1 019	−31.9	2 436	0.0	−431	2 005	−8.1	−16	1 989	−8.8	−447
Other portfolios	12 839	−0.1	20 747	−2.2	−60	20 687	13.9	−920	19 767	10.0	−980
Subtotal - Portfolio expenditures	109 933	1.4	156 102	1.8	333	156 435	3.4	1 594	158 029	4.5	1 927
Debt service	7 573	1.7	9 670	−1.9	528	10 198	2.3	−43	10 155	1.9	485
TOTAL EXPENDITURE	117 506	1.4	165 772	1.5	861	166 633	3.3	1 551	168 184	4.3	2 412

(1) These forecasts correspond to those published in the March 2026 budget.

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Appendix

Appendix 2: Change in certain economic variables

Recent economic indicators in Québec
(year-over-year percentage change, unless otherwise indicated)
	Nov. 2025	Dec. 2025	Jan. 2026	Feb. 2026	Quarters of 2025				2025
					Q1	Q2	Q3	Q4	Fcst.	(1)	Obs.	(2)
Real GDP by industry	−0.3	-	-	-	0.3	−0.8	0.1	-	0.8		0.7
Job creation (thousands)	−0.6	14.3	3.7	−57.3	23.1	7.5	−3.7	19.4	78.8		78.8
Unemployment rate (per cent)	5.1	5.3	5.2	5.9	5.6	6.0	5.7	5.2	5.6		5.6
Retail sales (nominal terms)	0.4	0.6	-	-	−0.8	1.0	1.4	−0.1	3.5		3.5
Consumer price index(3)	3.0	3.2	3.0	-	1.9	2.0	2.8	3.1	2.4		2.4
Housing starts (thousands)	58.8	62.5	47.7	-	57.5	59.9	59.7	59.8	59.9		59.9
Real GDP	-	-	-	-	0.2	−0.7	0.2	-	0.8		1.1
GDP (nominal terms)	-	-	-	-	0.9	0.0	1.2	-	4.5		4.9
Household consumption (nominal terms)	-	-	-	-	−0.2	1.1	0.9	-	4.0		4.7
Wages and salaries (nominal terms)	−0.6	0.7	-	-	1.2	−0.2	1.5	0.2	4.4		4.4
Net operating surplus of corporations (nominal terms)	-	-	-	-	1.2	−0.3	0.5	-	5.7		5.3

(1) These forecasts correspond to those published in the March 2026 budget.
(2) Cumulative of available periods compared to the same period of the previous year.
(3) Change compared to the previous year.
Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances.

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► Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

► Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

► Preliminary results as at March 31

Starting this year, the quarterly report presenting the preliminary results of the year will no longer be published. Indeed, the public accounts, which will be brought forward to July, will replace this report.

► Publication date of next quarterly report

The Report on Québec's Financial Situation − First Quarter of 2026-2027 will be published in September 2026.

For more information, contact the Direction des communications of the Ministère des Finances at info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances website at www.finances.gouv.qc.ca.

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